Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299
November 5, 2010
VIA HAND DELIVERY AND EDGAR TRANSMISSION
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

RE:	Grifols, SA Amendment No. 1 to Registration Statement on Form F-4 Filed October 4, 2010 File No. 333-168701 Response to Staff Comment Letter dated October 19, 2010
Dear Mr. Riedler:
Reference is made to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced amendment to registration statement on Form F-4 (the “Registration Statement”) of Grifols, S.A. (the “Company” or “Grifols”), in your letter dated October 19, 2010 (the “Comment Letter”).
I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that is being filed today with the Staff. Four clean copies of Amendment No. 2, together with exhibits and annexes, and four marked courtesy copies are being delivered to you for your reference. The marked copies reflect all changes made since the filing of Amendment No. 1 to the Registration Statement on October 4, 2010.
For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 through 18 and have provided responses immediately below such comments. The page numbers referred to in the Company’s responses below refer to the page numbers in Amendment No. 2.
SEC Comment No. 1.
     Conditions to Complete the Transactions, page 10
1.	We note your response to our prior comment 5, which indicates that all conditions are subject to waiver to the extent permitted by law. Please further clarify which conditions may not legally be waived. For example, to the extent you believe any of the following conditions may be waived, please provide us with the legal basis for your conclusion:
•	The adoption of the merger agreement by the holders of a majority of the outstanding shares of Talecris common stock;
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•	The approval by the Grifols shareholders of matters relating to the Talecris-Grifols merger requiring the approval of Grifols shareholders;

•	The absence of any restraining order preliminary injunction or permanent injunction or other judgment or order that prohibits or prevents the completion of the merger;

•	The absence of any law that prohibits or makes illegal the consummation of any of the transactions contemplated by the merger agreement;

•	The expiration of the applicable waiting periods under the HSR Act and the German Antitrust Act;

•	The receipt of applicable approvals and authorizations under the Spanish Competition Law;

•	The effectiveness of the F-4 registration statement and the absence of a stop order;

•	The approval and registration of a prospectus relating to the Grifols non-voting shares; and

•	The valid issuance of the Grifols non-voting shares.
Similarly revise the risk factor titled, “Grifols or Talecris may waive one or more of the conditions to the transaction without resoliciting stockholder approval of the transaction” on page 47 of your amended registration statement.
Response to Comment No. 1.
Additional disclosure has been provided in response to the Staff’s comment to state that, regardless of waiver, the transaction is unlikely to be completed if any of the conditions referenced in the Staff’s comment are not satisfied. Please see pages 12, 50 and 167 of Amendment No. 2.
SEC Comment No. 2.
     Unaudited Pro Forma Condensed Combined Financial Information
     2. Talecris Reconciliation to IFRS in Euros
     Adjustments for IFRS
     (b) Inventory Impairment Recoveries, page 1
2.	We acknowledge your response to our prior comment 6 with regards to note (b) and the revisions made to your pro forma statements. Disclosures in note (b) states the IFRS adjustment resulted in “a decrease in reserves of $4.082 million at June 30, 2010.” The “inventory recovery (b)” column of the related Balance Sheet on page 28 shows the adjustment to reserves of $4.005. Please revise your disclosures such that these amounts agree or further advise us about why the amounts do not agree.

Response to Comment No. 2.
We agree with the Staff’s comment. The pro forma financial statements reflect the correct increase in reserves of $4.005 million. We have made the requested change in footnote (b) in order to agree with the pro forma financial statements. Please see page 33 of Amendment No. 2.
SEC Comment No. 3.
     (c) Capitalized Research and Development Costs, page 31
3.	Disclosures in note (c) states the increase to reserves at June 30, 2010 is $48.396 million. The “capitalize R&D cost (c)” column of the related Balance Sheet and Statement of Income Data at page 28 shows the adjustment as $39,739. As with the previous comment, please revise your disclosures such that these amounts agree or further advise us about why the amounts do not agree.
Response to Comment No. 3.
We agree with the Staff’s comment. The pro forma financial statements reflect the correct increase in reserves of $39.739 million. We have made the requested change in footnote (c) in order to agree with the pro forma financial statements. Please see page 33 of Amendment No. 2.
SEC Comment No. 4.
     3. Pro forma Adjustments, page 33
4.	Your response to our prior comment 7 indicates that the First and Second Lien Term loan termination fees and dividends related to the Series A and B preferred stock are directly related to the merger transaction and therefore are not included in the pro forma income statements. It appears that the termination fees and dividends on the preferred stock relate to the Talecris IPO that occurred in September 2009 and should be presented in your pro forma statements as pro forma adjustment to Talecris historical financial statements. Please consider presenting the adjustment (g) in a separate column to arrive at historical Talecris pro forma in order to illustrate the isolated and objectively measurable effects of the IPO transaction before giving effect to the merger transaction pro forma adjustments.
Response to Comment No. 4.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see pages 28 and 34 of Amendment No. 2.
SEC Comment No. 5.
     The Transaction
     Background of the Transaction, page 102
5.	Please identify the individuals present at the meeting held on February 11, 2010 representing Grifols and Talecris.

Response to Comment No. 5.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 106 of Amendment No. 2.
SEC Comment No. 6.
     Talecris’ Reasons for the Transaction; Recommendation of the Talecris Board of Directors, page 107
6.	We note your response to our prior comment 45 and your additional disclosure on page 129. Please clarify whether Grifols provided its expected cost savings resulting from complementary savings, facilities and practices, product portfolio, etc. If the cost savings was provided on a more specific basis, please provide this additional information. If the information was prepared by Grifols and provided in the aggregate, please specifically state this is the case. To the extent that Grifols estimates were based on projections Talecris provided to Grifols, these projections should be disclosed and the disclosure should clarify that Grifols used the projections to estimate the synergies.
Response to Comment No. 6.
The Staff is advised that the expected cost savings were provided to Talecris in the aggregate, and we have added disclosure on page 110 of Amendment No. 2 stating this fact, as requested by the Staff. As to the last sentence of the Staff’s comment, the Staff is supplementally advised that Grifols’ estimates were not based on projections provided by Talecris.
SEC Comment No. 7.
7.	We note your response to comment 46. Since the Board did not estimate a trading discount, please revise your disclosure to clarify that the Talecris directors believed the premium would be substantial even if the non-voting shares were to trade at a significant discount, rather than stating that the premium would be substantial.
Response to Comment No. 7.
The Staff is respectfully advised that the existing disclosure contains the language that the Staff suggests in its comment. Specifically, on page 107 of Amendment No. 1 (and page 110 of Amendment No. 2), the bullet point under the heading “Value of the Merger Consideration” states:
“Although the foregoing calculations assumed the non-voting stock would trade at no discount to the trading price of Grifols ordinary shares, Talecris’ directors noted that the various premia would be substantial even if the Grifols non-voting shares were to trade at a significant discount relative to the Grifols ordinary shares . . .” (emphasis added).
SEC Comment No. 8.
     Opinion of Citigroup Global Markets, Inc., page 112

8.	We note your response to our prior comment 49. We continue to believe that this disclosure should be expanded to clarify that this transaction qualifies as a re-organization and that it is fully taxable to shareholders.
Response to Comment No. 8.
The Staff is respectfully advised that the summary of Citi’s opinion on pages 115 to 117 of Amendment No. 2 is intended to track the language from Citi’s opinion letter attached to the Registration Statement as Annex B, subject to definitional and stylistic changes to conform to the remainder of the Registration Statement. Accordingly, inserting additional disclosure that the transaction is fully taxable to shareholders would be, we believe, inappropriate as it would add language to the summary of the opinion that is not contained in the opinion letter as delivered to the Talecris board of directors.
We continue to believe that sufficient disclosure regarding the tax implications of the transaction has been made and that the more appropriate location for such disclosure is in the relevant sections relating to the tax structure of the transaction, risk factors and Talecris’ board reasons. Please see the sections: “The Summary — Material U.S. Federal Income Tax Considerations” on page 9, “Risk Factors — There will be material differences between the current rights of Talecris stockholders and the rights they can expect to have as a holder of the Grifols non-voting shares or Grifols new ADSs” on page 47, “Risk Factors — Talecris stockholders will need to consider the U.S. federal income tax consequences of the transaction and of owning and disposing of Grifols non-voting shares, which will trade in the form of new ADSs, received in the transaction” on page 51, “THE TRANSACTION — Talecris’ Reasons for the Transaction; Recommendation of the Talecris Board of Directors — Merger Consideration is Taxable” on page 114 and “MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS — The Transaction” on page 391. Given the foregoing, we believe that no additional disclosure is required in this regard.
SEC Comment No. 9.
     Talecris Financial Analyses, page 115
9.	We note your response to our prior comment 56. Please expand your disclosure to disclose the mean and the range of multiples generated by the comparable companies.
Response to Comment No. 9.
Additional disclosure has been provided in the Registration Statement to address the Staff’s comment to disclose the mean multiples generated by Citi’s selected companies analyses. Please see pages 118 and 120 of Amendment No. 2. This disclosure has been added in response to the Staff’s comment given that, as disclosed, the mean multiples observed for the selected companies were taken into consideration by Citi in selecting the multiples ranges used to derive implied equity value reference ranges for Talecris and Grifols.
The Staff is advised that Citi performed selected companies analyses that focused on implied equity value reference ranges derived by applying selected multiples of the selected companies to financial data of Talecris and Grifols, respectively, and that the disclosure describes in detail material aspects of such analyses. Specifically, such disclosure identifies the selected companies reviewed by Citi, describes how such companies were selected, describes the financial metrics utilized, reflects the ranges of selected multiples applied in such analyses, describes how such ranges were selected and sets forth a comparison of the implied equity reference ranges derived from such analyses with, in the case of Talecris, the implied merger consideration and, in the case of Grifols, the closing stock price of Grifols on June 4, 2010. Given that Citi did not perform selected companies analyses that focused on a multiple to multiple comparison, we believe that inclusion of the multiples of each of the selected companies would not provide any meaningful information relating to the material inputs or results of such analyses and would inappropriately shift the focus of disclosure as evaluated by Citi and the Talecris board. Given the foregoing, we believe that no additional disclosure is required in this regard.
SEC Comment No. 10.
10.	We note your response to our prior comment 57. In your selected precedent transactions analysis, please indicate more specifically the month and year each of these transactions occurred. Additionally, tell us where you have discussed the criteria used to select the comparable transactions. Please provide this information for both the transactions used in the Talecris Financial Analyses and those used in the Grifols Financial Analyses.
Response to Comment No. 10.
Additional disclosure has been provided in the Registration Statement to address the Staff’s comment to disclose the month and year of each selected transaction in the selected precedent transactions analysis. Please see page 119 of Amendment No. 2.
The Staff is respectfully advised that the criteria used to select the transactions in Citi’s selected precedent transactions analysis was clarified in response to the Staff’s prior comment in the second sentence of the first paragraph after the heading “Selected Precedent Transactions Analysis” under the Talecris Financial Analyses section on page 119 of the Registration Statement. Specifically, we direct the Staff to the disclosure that indicates that such transactions were selected generally because, as is the case with the Talecris/Grifols transaction, they involved companies with operations in the plasma-related biotherapeutics industry. In addition, the Staff is advised that Citi did not perform a selected precedent transactions analysis for Grifols in connection with its opinion and, accordingly, no revisions have been made in this regard.
SEC Comment No. 11.
     The Merger Agreement
     Representations and Warranties, page 140
11.	We note your response to our prior comment 68. Please cite to specific examples of how you believe any of the representations and warranties included in the merger agreement are qualified by public disclosure made by either of the parties. If you cannot provide such an example, you should consider deleting this language.
Response to Comment No. 11.
The Staff is supplementally advised that in the merger agreement the representations and warranties are qualified by reference to public filings, and we believe stockholders are entitled to know this fact. Accordingly, we believe it would be inappropriate to delete the referenced language. The qualification by reference to public filings is a risk sharing mechanism. Neither party has made an analysis to identify specific statements in the public filings that qualify or limit the representations and warranties.
SEC Comment No. 12.
     The Voting Agreements
     The Grifols Voting Agreements, page 169
12.	Please duplicate the information concerning shareholders who are parties to voting agreements included on page A-C26 of Annex C in this discussion.
Response to Comment No. 12.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 177 of Amendment No. 2.
SEC Comment No. 13.
     Security Ownership of Certain Beneficial Owners and Management of Grifols, page 234
13.	We note your responses to our prior comments 80 and 81. Please further amend your disclosure to indicate that all ordinary shares held by Deria S.A., Scranton Enterprises B.V. and Thorthol Holdings B.V. are voted in accordance with the recommendation of your Board of Directors.
Response to Comment No. 13.
The applicable disclosure in the Registration Statement has been revised to address the Staff’s comment. Please see page 261 of Amendment No. 2.
SEC Comment No. 14.
     Notes to the Consolidated Financial Statements
     (7) Goodwill
     Impairment testing, page F-41
14.	Your response to our prior comment 86 indicates that for internal management purposes, impairment testing is monitored at each cash-generating unit based on operating segment and geographical basis and lists out each of your CGU’s. Please revise your disclosure to clarify that these units represent the lowest level at which goodwill is monitored for internal management purposes as you have done so in your response.
Response to Comment No. 14.
The Company acknowledges the Staff’s comments. In response to comment no.86 in the Company’s reply letter dated October 4, 2010, the Company provided additional information with respect to Note 7.
As discussed with the Staff on October 28, 2010, under IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, changes to previously issued financial statements are only permitted when (i) new accounting policies are adopted, (ii) existing accounting policies are changed or (iii) material errors are identified. The Company acknowledges that this is different than under US GAAP which permits changes to previously issued financial statements in additional situations.
The Staff’s comment clearly does not involve the adoption of new accounting policies nor changes to existing policies. The question thus becomes whether the additional disclosures requested by the Staff are with respect to matters that can be classified as material errors pursuant to IAS 8 and should thus result in changes to the previously issued financial statements.
The Company acknowledges that including the revisions to the disclosures suggested by the Staff would enhance the Company disclosure, but respectfully advises the Staff that as discussed in greater detail below, the omission of the suggested disclosure does not constitute a material error in the previously issued financial statements as such concept is defined under IAS 8. Furthermore, in accordance with IAS 8, par. 42, even if the omission of the suggested disclosure constitutes a material error, the applicable provisions of IAS 8 provide that such change is to be made in the subsequent financial statements to be issued. Finally, because of the approval and notice requirements of applicable Spanish law, if the financial statements had to be reissued, it is likely to have a negative impact on the Company.
Despite not being able to address the Staff’s comment in its financial statements, the Company has revised the applicable disclosure in the Registration Statement, under the section entitled “Operation and Financial Review of Grifols,” to address the Staff’s comment. Please see page 227 of Amendment No. 2.
In addition, the Staff is advised that the Company will further enhance its disclosure in its consolidated financial statements in future filings to clarify that the units on which impairment is tested represent the lowest level at which goodwill is monitored for internal management purposes, as set forth in the italicized text below:
“Goodwill has been allocated to each of the Group’s cash-generating units (CGUs) in accordance with their respective business segment and on a geographical basis, those being the lowest level at which goodwill is monitored for internal purposes. Plasma Collection Centers Inc. and ...”
The Company reached the conclusion set forth herein based on the following analysis of IAS and applicable Spanish law.
IFRS ANALYSIS
In respect of errors, IAS 8 par. 41 provides that errors can arise among others in respect of “disclosure of elements of financial statements. Financial statements do not comply with IFRSs if they contain either material errors or immaterial errors made intentionally to achieve a particular presentation of an entity’s financial position, financial performance or cash flows.” In respect of material errors IAS 8, par. 5 provides that “Material Omissions or misstatements of items are material if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements.”
We respectfully submit that the additional disclosures requested by the Staff are not material omissions or misstatements pursuant to the standard set forth above.
Furthermore, even if they were material, under such standard IAS 8 par.41 provides that “Potential current period errors discovered in that period are corrected before the financial statements are authorized for issue. However, material errors are sometimes not discovered until a subsequent period, and these prior period errors are corrected in the comparative information presented in the financial statements for that subsequent period.”
In accordance with IAS 8, par. 42 “an entity shall correct material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by: (a) restating the comparative amounts for the prior period(s) presented in which the error occurred; or (b)if the error occurred before the earliest prior period presented, restating the opening balances.
The Company’s financial statements as of December 31, 2009 and for the three year period then ended were prepared under IFRS as issued by the IASB and were authorized for issue (IAS 10.17) on July 22, 2010. KPMG Auditores, S.L. issued an unqualified audit report on these financial statements dated July 23, 2010. Any modification to the contents of these statements could have an impact on the consolidated annual accounts of the Company prepared under IFRS-EU for each of the years ended December 31, 2007, 2008 and 2009. This is because the financial statements under both previously mentioned sets of accounting standards are identical as mentioned in the basis of presentation of the financial statements issued under IFRS as issued by the IASB.
Spanish Law Analysis
The formulation and approval of the annual accounts of a Spanish company is a formal procedure governed by the Spanish Companies Law (Ley de Sociedades Capital) (“SCL”). According to the SCL, the board of directors of a company must formulate the annual accounts within a maximum period of three (3) months from the end of the financial year, and the general shareholders’ meeting must approve the annual accounts within six (6) months from such financial year end. The approved annual accounts must also be filed with the Commercial Registry and with the CNMV, where they become public. Under the SCL, any modification of the formulated and approved annual accounts would require a restatement of the annual accounts by the board of directors, a new approval of such accounts by a general shareholders meeting specially called for that purpose and new filings with the Commercial Registry and the CNMV. Because having to do what is described above is so extremely unusual for Spanish public companies, if the Company is required to disclose what is discussed above, it would most likely generate a negative impact on the Company’s stock price and create a negative perception in the market of the Company’s accounting practices.

SEC Comment No. 15.
     (8) Other Intangible Assets
     Impairment testing, page F-42
15.	Your response to our prior comment 87 clarifies the fact that you use post-tax rates in your cash flow projections when performing impairment testing and discusses your basis for using the post tax rate when IAS 36.55 states that pre-tax rates must be used. We are still in process of reviewing your response to this comment and may have additional comments.
Response to Comment No. 15.
We acknowledge that the Staff may have additional comments once it has completed its review of our response to the Staff’s prior comment 87.
SEC Comment No. 16.
     (15) Equity
     (c) Reserves, page F-66
16.	We acknowledge your response to our prior comment 88. With regards to reserves, please disclose, consistent with your response, that the reserves column in the statement of changes in consolidated equity includes both legal reserves and other reserves. Also disclose the deduction limitations for other reserves in addition to your legal reserve limitations.
SEC Comment No. 17.
17.	With regards to your response to our prior comment 88, disclosures in note 15 on page F-66 represents “details of consolidated equity and changes that are shown in the consolidated statement of changes in equity.” Please revise your disclosure to indicate, where applicable, the information that relates solely to Grifols, S.A. as an individual company and why this information is relevant aside from the consolidated information. In this regard, revise your disclosure, consistent with your response that certain information in note 15(e) corresponds to Grifols, S.A. as an individual company and therefore will not correspond to statement of changes in consolidated equity.
Response to Comments No. 16 and 17.
The Company acknowledges the Staff’s comments. In response to comment no.88 in the Company’s reply letter dated October 4, 2010, the Company provided additional information with respect to Note 15.
The Company acknowledges that including the revisions to the disclosures suggested by the Staff would enhance the Company disclosure, but respectfully advises the Staff that, as discussed in greater detail in response to comment no. 14 above, the omission of the suggested disclosure does not constitute a material error in the previously issued financial statements as such concept is defined under IAS 8. The Staff is directed to the Company’s response to comment no. 14 above for further explanation.
Despite not being able to address the Staff’s comment in its financial statements, the Company has revised the applicable disclosure in the Registration Statement, under the section entitled “The Transaction — Grifols’ Dividend Policy,” to address the Staff’s comment. Please see page 134 of Amendment No. 2.
“In addition, the availability of the reserves for distribution is subject to legislation applicable to Grifols and each of its subsidiaries. The distributable reserves of Grifols and its subsidiaries are limited by the amount of mandatory reserves, which include, for Grifols and each of its Spanish subsidiaries, the legal reserves and the amount of capitalized research and developments pending to be amortized by them. This limitation on distributable reserves due to capitalized research and developments expenditure amounted, on a consolidated basis, to €25,987 thousand at December 31, 2009.”
In addition, the Staff is advised that the Company will further enhance its disclosure in its consolidated financial statements in future filings to clarify in the statement of changes in consolidated equity stating that the reserves column in said statement referred to both legal reserves and other reserves as well as identifying the information referring to Grifols, S.A. as an individual company. Furthermore, deduction limitations for other reserves in addition to the legal reserve limitations will be disclosed, as set forth in the italicized texts below:
“Distributable reserves of the Companies in Spain cannot be reduced to a level lower than the capitalized research and development costs pending to be amortized.”

SEC Comment No. 18.
     Talecris Biotherapeutics Holdings Corp.
     Notes to the Financial Statements
     Note 26. Condensed Consolidating Financial Information, page F-178
18.	Your response to our prior comment 90 indicates that the parent’s operating cash flow for the year ended December 31, 2009 and six months ending June 30, 2009 should include the merger termination fee of $75.0 million and the management fee payable to Cerberus and Ampersand. You have revised your condensed consolidating statement of cash flows on page F-183 to show $43.028 million of parent company operating cash flows. From your disclosure on page F-165, it appears your management fee to Cerberus was approximately $5.715 million in 2009. Tell us how you arrived at your operating cash flows for the parent company for the year ending December 31, 2009 and six months ending June 30, 2009 when the net of the above two transactions would be $69.285 million and provide us with a detailed explanation of other revisions made to these condensed consolidating statements in your first amendment filed October 4, 2010.
Response to Comment No. 18.
We acknowledge the Staff’s comments related to the Parent’s operating cash flows and have included the reconciliations below for the year ended December 31, 2009 and six months ended June 30, 2009 illustrating the items that comprise the Parent’s operating cash flows for each period. In order to accomplish this more appropriate presentation of the Parent’s operating cash flows, we pushed down for this footnote reporting purposes primarily equity compensation activity which more appropriately aligns with guarantor operating subsidiaries. These changes impacted operating cash flows between the parent company and the guarantor subsidiaries only with an offset to “net advances to/from parent and subsidiaries.” We made no changes to the non-guarantor subsidiaries cash flows, which we believe is the primary focus of this debt disclosure. We respectfully submit that our overall cash flow disclosures are appropriate relative to our Parent, guarantor subsidiaries and non-guarantor subsidiaries.
The following reconciles the Parent’s operating cash flows for the year ended December 31, 2009:

Merger termination fee	$75,000	agrees to Parent’s income statement
Management fee	$(5,715)	agrees to Parent’s income statement
Taxes	$(24,250)	agrees to Parent’s income statement
Change in management fee payable	$(2,007)

Parent’s operating cash flow	$43,028
The following reconciles the Parent’s operating cash flows for the six months ended June 30, 2009:

Merger termination fee	$75,000	agrees to Parent’s income statement
Management fee	$(3,757)	agrees to Parent’s income statement
Taxes	$(24,935)	agrees to Parent’s income statement
Change in management fee payable	$(110)

Parent’s operating cash flow	$46,198
* * * *

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Julie M. Allen, Esq. at (212) 969-3155 or Peter G. Samuels, Esq. at (212) 969-3335.

Sincerely,
/s/ Julie M. Allen, Esq.
Julie M. Allen, Esq.

cc:	Christine Allen Melissa Rocha Scott Foley Suzanne Hayes